UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDED SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

         THE LAMAUR CORPORATION (formerly ELECTRONIC HAIR STYLING, INC.)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    285722104
                                 (CUSIP Number)

                                                   David L. Hefflinger
Alan S. Parsow                                     McGrath, North, Mullin
General Partner                                      & Kratz, P.C.
P. O. Box 0449                                     1400 One Central Park Plaza
Elkhorn, NE 68022                                  Omaha, NE 68102
(402) 289-3217               with a copy to        (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 1998
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP NO. 285722104                 13D                       Page 2 of 4 Pages

1.       Name of Reporting Person
         SS or IRS Identification Number of Above Person

         Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

2.       Check the Appropriate Box if a Member of a Group

         /X/      (a)                                / /      (b)

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         /_/

6.       Citizenship or Place of Organization

         Nebraska

                                            7. Sole Voting Power

                                                      413,200 Shares
         Number of
         Shares                             8. Shared Voting Power
         Beneficially
         Owned by                                     0
         Reporting
         Person                             9. Sole Dispositive Power
         With
                                                      413,200 Shares

                                            10. Shared Dispositive Power

                                                      0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  413,200 Shares

12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

                  /_/

13.      Percent of Class Represented by Amount in Row 11

         Approximately 7.2% of voting securities

14.      Type of Reporting Person

         PN



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CUSIP NO. 285722104                    13D                   Page 3 of 4 Pages

1.       Name of Reporting Person
         SS or IRS Identification Number of Above Person

         Elkhorn Partners Limited Partnership / 47-0721875

2.       Check the Appropriate Box if a Member of a Group

         /X/      (a)                                / /      (b)

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         /_/

6.       Citizenship or Place of Organization

         Nebraska

                                  7. Sole Voting Power

                                           130,000 Shares
         Number of
         Shares                   8. Shared Voting Power
         Beneficially
         Owned by                          0
         Reporting
         Person                   9. Sole Dispositive Power
         With
                                           130,000 Shares

                                  10. Shared Dispositive Power

                                            0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         130,000 Shares

12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

         /_/

13.      Percent of Class Represented by Amount in Row 11

         Approximately 2.3% of voting securities

14.      Type of Reporting Person

         PN



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CUSIP NO. 285722104                   13D                   Page 4 of 4 Pages


     Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") make this filing to amend certain information previously reported by the Partnerships. This filing constitutes Amendment No. 3 to the
Schedule 13D of Parsow Partnership, Ltd. and Amendment No. 3 to the Schedule 13D of Elkhorn Partners Limited Partnership. The Partnerships amend such prior
Schedule 13D reports with respect to the common stock of The Lamaur Corporation (formerly Electronic Hair Styling, Inc.) ("Lamaur") by adding the following information to the item indicated:

ITEM 4.  PURPOSE OF TRANSACTION.

     The Partnerships have acquired the Lamaur common shares as an investment. The Partnerships intend to review on a continuing basis their investments in the Lamaur common stock, Lamaur's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnerships may purchase additional Lamaur common shares either in the open market, in privately-negotiated transactions, or otherwise.
Additionally, the Partnerships may dispose of the Lamaur common stock they presently own or hereafter acquire either in the open market, in privately negotiated transactions, or otherwise.

     On March 13, 1998, Mr. Parsow, on behalf of Parsow Partnership Ltd., notified Lamaur of the Partnership's intention to nominate five persons as directors of Lamaur at the 1998 annual stockholders' meeting. A copy of the letter, and the schedule setting forth background information with respect to the five nominees, is attached as an exhibit to this amended Schedule 13D.

     Mr. Parsow, on behalf of the Partnerships, has requested meetings with management of Lamaur to discuss ideas to enhance stockholder value.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -                Letter of Parsow Partnership Ltd. to Lamaur
                                    Corporation with attached schedule.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  March 14, 1998.

Elkhorn Partners                   Parsow Partnership, Ltd.,
Limited Partnership                A Limited Partnership

By  /s/ Alan S. Parsow             By   /s/ Alan S. Parsow

  Alan S. Parsow                     Alan S. Parsow
  General Partner                    General Partner


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